Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	4	62,042	69,370
Other receivables		514	1,044
Prepaid expenses		5,835	4,359
Total current assets		68,391	74,773
Non-current assets
Right-of-use assets		1,888	2,042
Furniture, fixtures and equipment		218	245
Intangible assets	5	26,608	26,608
Other long-term assets		276	275
Total non-current assets		28,990	29,170
Total assets		97,381	103,943
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities		12,023	8,432
Accrued expenses		11,141	10,418
Current lease liabilities		627	618
Total current liabilities		23,791	19,468
Non-current liabilities
Non-current lease liabilities		1,383	1,541
Non-current borrowings	6	25,012	24,917
Post-employment obligations		7,955	7,946
Other long-term liabilities		1,119	1,116
Total non-current liabilities		35,469	35,520
Shareholders’ equity
Share capital		3,699	3,499
Share premium		329,741	320,955
Reserves		23,955	21,912
Accumulated losses		(319,274)	(297,411)
Total shareholders’ equity	7	38,121	48,955
Total liabilities and shareholders’ equity		97,381	103,943

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended March 31,
	Notes	2020	2019
Operating income other than revenue		4	5
OPERATING EXPENSES
Research and development expenses	8	(17,188)	(20,140)
General and administrative expenses		(3,709)	(5,255)
Total operating expenses		(20,897)	(25,395)
OPERATING LOSS		(20,893)	(25,390)
Finance income		60	262
Finance expense		(1,011)	(544)
NET LOSS BEFORE TAX		(21,844)	(25,672)
Income tax expense	9	(19)	(7)
NET LOSS FOR THE PERIOD		(21,863)	(25,679)
Net loss per share
Basic	10	(0.48)	(0.59)
Diluted	10	(0.48)	(0.59)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(21,863)	(25,679)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Three-month period ended March 31,
(in USD ’000)	Notes	2020	2019
NET LOSS BEFORE TAX FOR THE PERIOD		(21,844)	(25,672)
Adjustments for:
Depreciation expense		181	183
Post-employment (benefit) / cost		(10)	5
Share-based compensation expense		2,746	3,317
Finance result, net		952	282
Decrease / (increase) in other receivables		253	(113)
(Increase) / decrease in prepaid expenses and other long term-assets		(1,476)	177
Increase in other payables and current liabilities		3,409	869
Increase in accrued expenses and other long-term liabilities		726	19
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(15,063)	(20,933)
Payments for plant and equipment		—	(9)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		—	(9)
Proceeds from issue of shares		8,799	—
Payment of share issuance costs		(264)	—
Proceeds from exercise of stock-options		—	101
Principal elements of lease payments		(151)	(140)
Interest paid		(387)	(32)
NET CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		7,997	(71)
Net decrease in cash and cash equivalents		(7,066)	(21,013)
Cash and cash equivalents as at January 1,		69,370	138,640
Effects of exchange rate changes on cash and cash equivalents		(262)	(306)
Cash and cash equivalents as at March 31,		62,042	117,321

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Total reserves	Accumulated losses	Total
January 1, 2019	3,420	314,565	13,347	(489)	12,858	(183,927)	146,916
Loss for the period	—	—	—	—	—	(25,679)	(25,679)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(25,679)	(25,679)
Issuance of shares - EIP 2013	6	720	(720)	—	(720)	—	6
Exercise of stock-options - EIP 2017	1	171	(71)	—	(71)	—	101
Share-based remuneration	0	0	3,317	—	3,317	—	3,317
March 31, 2019	3,427	315,456	15,873	(489)	15,384	(209,606)	124,661

January 1, 2020	3,499	320,955	22,401	(489)	21,912	(297,411)	48,955
Loss for the period	—	—	—	—	—	(21,863)	(21,863)
Other comprehensive loss	—	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—	(21,863)	(21,863)
Issuance of shares - EIP 2013	5	703	(703)	—	(703)	—	5
Issuance of shares - ATM program	195	8,339	—	—	—	—	8,534
Share issuance costs	—	(256)	—	—	—	—	(256)
Share-based remuneration	—	—	2,746	—	2,746	—	2,746
March 31, 2020	3,699	329,741	24,444	(489)	23,955	(319,274)	38,121

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, OBE022 and nolasiban) being developed in four indications. The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on May 4, 2020.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

Accounting policies

Accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2019 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 21.9 million for the three-month period ended March 31, 2020. As of March 31, 2020, the Company had accumulated losses of USD 349.9 million, out of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future, even though certain spending associated with its ongoing clinical trials might be delayed as a result of the COVID-19 pandemic. The Company expects it will be able to meet all of its obligations as they fall due for at least 12 months from the date these financial statements are issued, hence, the unaudited condensed consolidated financial statements have been prepared on a going concern basis. However, the future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management intends to pursue plans to obtain additional funding to finance its operations, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all, which could have material adverse effect on the Group’s business, results of operations and financial conditions.

2.2 Use of estimates and assumptions

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including but not limited to expenses, progress of the Company’s

ObsEva SA

Condensed Consolidated Financial Statements

clinical trials, research and development costs and employee related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the extent to which the COVID-19 pandemic will impact worldwide macroeconomic conditions including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company has made estimates of the impact of COVID-19 within these condensed consolidated financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

There was no change to the scope of consolidation during the reporting period and the Company consolidates the financial operations of its two fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd had no operations and no results of operations to report as of March 31, 2020 and 2019.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	March 31, 2020	December 31, 2019
Bank deposits	62,042	69,370
Interest bearing deposits	—	—
Total cash and cash equivalents	62,042	69,370

5. Intangible assets

As at March 31, 2020 and December 31, 2019, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 26.6 million.

On May 9, 2019, the Group announced the initiation of its Phase 3 clinical program for linzagolix in endometriosis, which includes the EDELWEISS 2 and EDELWEISS 3 clinical trials. On July 19, 2019, the Group randomized the first patient as part of the EDELWEISS 2 trial, resulting in a milestone payment of USD 5 million to Kissei Pharmaceutical Co., Ltd., accounted for as an intangible asset.

6. Borrowings

In August 2019, the Company entered into a loan and security agreement with Oxford Finance for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and intends to use the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. Pursuant to an amendment to the loan and security agreement signed in April 2020, the third tranche of USD 25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion.

The credit facility is secured by substantially all of the Company’s assets, including the Company’s intellectual property. Each tranche bears interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company is required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility will mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche will be due, resulting in an effective interest rate of 10.32% per year. The credit facility contains customary conditions to borrowings and events of default and

ObsEva SA

Condensed Consolidated Financial Statements

contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of March 31, 2020, the Company was in compliance with its covenants.

7. Shareholders’ equity

In 2019, the Company sold a total of 691,133 treasury shares at an average price of USD 5.14 per share, as part of its “at the market” (ATM) program initiated in May 2018. These multiple daily transactions generated total gross proceeds of USD 3.6 million. Directly related share issuance costs of USD 0.1 million were recorded as a deduction in equity.

During the three-month period ended March 31, 2020, the Company sold a total of 2,463,274 treasury shares at an average price of USD 3.46 per share, as part of its ATM program. These multiple daily transactions generated total gross proceeds of USD 8.5 million. Directly related share issuance costs of USD 0.3 million were recorded as a deduction in equity.

As at March 31, 2020, the total outstanding share capital of USD 3.7 million, fully paid, consists of 46,947,132 common shares, excluding 108,231 non-vested shares and 1,512,242 treasury shares. As at December 31, 2019, the total outstanding share capital of USD 3.5 million, fully paid, consists of 44,423,448 common shares, excluding 168,641 non-vested shares and 3,975,516 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

As a result of the COVID-19 pandemic, research and development activities associated with certain ongoing clinical trials are being delayed, that may consequently impact and also delay the timing of recognition of such research and development activities in the profit and loss accounts. Especially, on March 23, 2020, the Group announced its decision to place a temporary hold on further screening and randomization of patients into its EDELWEISS 2 and EDELWEISS 3 clinical trials until further notice. EDELWEISS 2 and EDELWEISS 3 clinical trial sites will be managing all randomized patients currently on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible.

9. Income tax

The Group is subject to income taxes in Switzerland, Ireland and the United States.

Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax (2019 : 22.6% and 8.5%, respectively). It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month periods ended March 31, 2020 and March 31, 2019. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of March 31, 2020 and December 31, 2019.

On May 19, 2019, the Canton of Geneva approved the implementation of the national proposal of the tax law named “Federal Act on Tax Reform and AHV Financing” (TRAF). This new tax law results in the abolition of special tax status companies at cantonal level (privileged taxation as holding company, mixed company and domiciliary company), and introduces a range of tax measures including the reduction of corporate income tax rate and capital tax base. Since the Company has incurred recurring losses since inception, it does not expect a significant impact resulting from the implementation of the TRAF.

The Company’s Irish subsidiary has no activity, and, therefore, no income tax expense was recorded in that entity for the three-month periods ended March 31, 2020 and March 31, 2019 .

ObsEva SA

Condensed Consolidated Financial Statements

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month periods ended March 31, 2020 and March 31, 2019 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

10. Loss per share

As of March 31, 2020 and 2019, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

Three-month period ended March 31,
2020
Net loss attributable to shareholders (in USD ‘000)	(21,863)
Weighted average number of common shares outstanding	45,725,561
Basic and diluted loss per share (in USD)	(0.48)

Three-month period ended March 31,
2019
Net loss attributable to shareholders (in USD ‘000)	(25,679)
Weighted average number of common shares outstanding	43,488,440
Basic and diluted loss per share (in USD)	(0.59)

For the three-month period ended March 31, 2020, 108,231 non-vested shares and 5,721,075 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month period ended March 31, 2019, 354,021 non-vested shares and 3,067,750 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	March 31, 2020	December 31, 2019
Switzerland	28,273	28,391
USA	717	779
Total non-current assets	28,990	29,170

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended March 31,
	2020	2019
Switzerland	19,575	24,253
USA	1,322	1,142
Total operating expenses	20,897	25,395

ObsEva SA

Condensed Consolidated Financial Statements

12. Events after the reporting period

ATM proceeds

From April 1, 2020 until April 30, 2020, the Group sold an additional 899,658 treasury shares at an average price of USD 2.36 per share, as part of its ATM program. Total gross proceeds amounted to USD 2.1 million.

Capital increase

On April 14, 2020, the Group announced the issuance of 3,308,396 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by the Group, and listed on the SIX Swiss Exchange on April 29, 2020. The shares are held as treasury shares, hence the operation did not impact the outstanding share capital.

There were no other material events after the balance sheet date.